Exhibit 2.2
Supplementary Agreement
This Supplementary Agreement (the “Supplementary Agreement”) dated 28 September 2007 is made BETWEEN:
Han Zhiqiang, a citizen of the People’s Republic of China (“PRC”, not including Hong Kong, Tai Wan and Macao for the purpose of this Agreement) with PRC nationality, with PRC identity card No. 130202196402110035, and domicile of RM 501, Unit 4, BLDG 104, Guangming Xili Yiqu, Lubei Qu, Tanshan Hebei Province, PRC;
Tong Zhijun, a citizen of PRC with PRC nationality, with PRC identity card No. 110105590715115, and domicile of No. 1 Nei, No. 3, 4 Xiang, Hujialou Xili, Chaoyang, Beijing, China;
(Han Zhiqiang and Tong Zhijun collectively hereinafter referred to as the “Vendors”)
Beijing Med-Mharm Corporation, a public company incorporated under the laws of the State of Delaware and listed and traded on the NASTAQ Global Market under the symbol of BJGP, having its registered office at 600 W. Germantown Pike, Suite 400, Plymouth Meeting, PA 19462, the United States of America (the “Purchaser”).
Whereas:
(A)	The Vendors have entered into the Sale and Purchase Agreement with the Purchaser (the “Sale and Purchase Agreement”) on 14 July 2007 regarding the sale and purchase of 49% of the issued share capital of Hong Kong Fly International Health Care Limited (the “Company”).

(B)	The Parties agree amend certain clauses in the Sale and Purchase Agreement.
AND NOW IT IS HEREBY AGREED as follows:
1.	Clause 4.1(b) of the Sale and Purchase Agreement shall be amended and read in full as follows:

“The Purchaser shall pay 42.5% of the Consideration equivalent of US$ 13.6 million to the Vendors within three (3) business days as of the date of this Supplementary Agreement, among which US$ 6.8 million shall be paid to Han Zhiqiang and US$ 6.8 million shall be paid to Tong Zhijun. The Purchaser shall pay the remaining amount of the Consideration equivalent of US$ 13.6 million (the “Remaining Consideration”) to the Vendors by 31 October 2007, among which US$ 6.8 million shall be paid to Han Zhiqiang and US$ 6.8 million shall be paid to Tong Zhijun. The Purchaser shall pay to the Vendors interest accrued on the Remaining Consideration at the rate of 4.75 per year for the period from 20 September 2007, until the day immediately before payment of the Remaining Consideration. The Interest shall be paid to the Vendors together with the Remaining Consideration.”

2.	Clause 6.5 of the Sale and Purchase Agreement shall be amended and read in full as follows:

“In the event that, due to the reasons of the Purchaser hereof, all of the Conditions Precedent as set out in the Clause 3.1 have not been fulfilled on or prior to the Satisfaction Date of Conditions as specified in Clause 3.2, or the Completion as set out in Clause 5.1 has not been completed on or prior to the Completion Date, the Purchaser shall be deemed to have breached this Agreement and it shall pay to the Vendor a penalty equivalent to 10% of the Consideration, i.e. US$ 3,200,000. The penalty shall be deducted from the Consideration paid to the Vendor by the Purchaser and the balance of the Consideration shall be fully refunded to the Purchaser within five business days after the requirement of refunding of the Consideration is made in writing by it”.

3.	This Supplementary Agreement shall come into effect on the date of its execution by authorized representatives of the Parties hereof.

4.	Subject to the amendments pursuant to this Supplementary Agreement, all other provisions of the Sale and Purchase Agreement shall remain in full force and effect.

5.	Capitalized terms defined in the Sale and Purchase Agreement shall have the same meaning in this Supplementary Agreement.

6.	This Supplementary Agreement is executed in English and Chinese in six counterparts. Each Party shall hold two copies, and all of the copies shall have the same effect.
IN WITNESS whereof, this Supplementary Agreement has been executed on the day and year first above written.
Vendors:

Signed by Han Zhiqiang:	Signed by Tong Zhijun:

/s/ Han Zhiqiang	/s/ Tong Zhijun
Purchaser:

Signed by: Gao Xiaoying (CEO&President)
On behalf of
Beijing Med-Pharm Corporation

/s/ David Gao

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